                                                            --------------------------
                                                                   OMB APPROVAL
                                                                   ------------
                                                            OMB Number:      3235-0145
                                  UNITED STATES             Expires:  October 31, 2002
                       SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                             Washington, D.C. 20549         Hours per response...14.90
                                                            --------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendments No. __)*


                              Quality Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    747582104
                      ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
 Cannell Capital, LLC, 2500 18th Street, San Francisco, CA 94110 (415) 229-8117
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                 August 15, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


SEC 1746 (2-98)            Page 1 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California......................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        566,800..........................
ficially Owned                                       ---------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        566,800......................
                                                         -----------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  566,800....
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  9.5%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   IA...........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 2 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA.............................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        566,800..........................
ficially Owned                                       ---------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        566,800......................
                                                         -----------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  566,800....
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  9.5%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   IN/HC........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 3 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda.........................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        194,900..........................
ficially Owned                                       ---------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        194,900......................
                                                         -----------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  194,900....
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  3.3%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   CO...........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 4 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Cayman Islands..................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        55,000...........................
ficially Owned                                      ----------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        55,000.......................
                                                        ------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  55,000.....
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  0.9%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   CO...........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 5 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

     GS Cannell, LLC
      98-0232642
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware........................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        68,500...........................
ficially Owned                                      ----------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        68,500.......................
                                                        ------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  68,500.....
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  1.1%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   OO...........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 6 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Parners, L.P.
      94-3164039
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware........................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        223,400..........................
ficially Owned                                       ---------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        223,400......................
                                                         -----------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  223,400....
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  3.7%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   PN...........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 7 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pleiades Investment Partners, LP
      23-2688812
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware........................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        25,000...........................
ficially Owned                                      ----------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        25,000.......................
                                                        ------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  25,000.....
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  0.4%.................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   PN...........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 8 of 14 pages

CUSIP No.  747582104
           ---------

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George S. Sarlo Charitable Remainder Trust
      94-6685897
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |X|..................................................................
             -------------------------------------------------------------------

      (b) |_|..................................................................
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only.............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e).......................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California......................
                                            ------------------------------------
--------------------------------------------------------------------------------

               7.  Sole Voting Power        0.................................
                                             -----------------------------------
Number of      -----------------------------------------------------------------
Shares Bene-   8.  Shared Voting Power        0................................
ficially Owned                                 ---------------------------------
by Each        -----------------------------------------------------------------
Reporting      9.  Sole Dispositive Power       0..............................
Person With:                                     -------------------------------
               -----------------------------------------------------------------
               10.Shared Dispositive Power        0............................
                                                   -----------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person  0..........
                                                                   -------------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)     ..................................................
                        --------------------------------------------------------

   13.Percent of Class Represented by Amount in Row (11)  0%...................
                                                         -----------------------
--------------------------------------------------------------------------------

   14.Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

   OO...........................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 9 of 14 pages

Exhibit A
---------


Item 1   Security and Issuer

         This statement relates to Common Stock ("Common Stock"), issued by Quality Systems, Inc., a California Corporation ("QSI"). The address of the principal executive offices of QSI is 17822 E. 17th Street, Suite 210, Tustin, CA 92780.



Item 2   Identity and Background

         Name: Cannell Capital, LLC ("Adviser")
         Place of Organization: California
         Principal Business: Investment Adviser
         Address: 2500 18th Street, San Francisco, CA 94110
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
         Place of Organization: Bermuda
         Principal Business: Investment
         Address: 73 Front Street, Hamilton, Bermuda HM 12
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: The Anegada Fund Limited ("Anegada")
         Place of Organization: Cayman Islands
         Principal Business: Investment
         Address: c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, George Town, Cayman Islands, BWI
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: Tonga Partners, L.P. ("Tonga")
         Place of Organization: Delaware
         Principal Business: Investment
         Address: 2500 18th Street, San Francisco, CA 94110
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: GS Cannell, LLC ("GSC")
         Place of Organization: Delaware
         Principal Business: Investment
         Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

Exhibit A
---------


         Name: Pleiades Investment Partners, LP ("Pleiades")
         Place of Organization: Delaware
         Principal Business: Investment
         Address: 6022 West Chester Pike, Newtown Square, PA 19073 Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: J. Carlo Cannell
         Address: 2500 18th Street, San Francisco, CA 94110
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None
         Citizenship: United States

         J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

         George S. Sarlo 1995 Charitable Remainder Trust, a trust formed in California, no longer holds any Common Stock of QSI and is no longer a Reporting Person.

Item 3   Source and amount of Funds or other Consideration

         The aggregate amount of funds used by Cuttyhunk to purchase 194,900 shares of Common Stock owned by it was approximately $1,860,465. Such amount was derived from working capital.

         The aggregate amount of funds used by Anegada to purchase 55,000 shares of Common Stock owned by it was approximately $517,845. Such amount was derived from working capital.

         The aggregate amount of funds used by GSC to purchase 68,500 shares of Common Stock owned by it was approximately $653,265. Such amount was derived from working capital.

         The aggregate amount of funds used by Tonga to purchase 223,400 shares of Common Stock owned by it was approximately $2,134,402. Such amount was derived from working capital.

         The aggregate amount of funds used by Pleiades to purchase 25,000 shares of Common Stock owned by it was approximately $241,033. Such amount was derived from working capital.

Item 4   Purpose of Transaction

         The Common Stock was originally purchased by the Reporting Persons for passive investment purposes.

         The Adviser has concerns regarding the certain matters of corporate finance of QSI and is reviewing the alternatives, on behalf all Reporting Persons. The

Exhibit A
---------


         Adviser intends to closely monitor developments relating to and affecting QSI.

         The Adviser intends to recommend to QSI that the company seek to initiate a "Dutch Auction" tender.

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.



Item 5   Interest in Securities of the Issuer

         (a) As of August 15, 2001, the Reporting Persons directly or indirectly beneficially owned 566,800 shares, or 9.5%, of Common Stock of QSI (the approximate of the shares of Common Stock owned is based on 5,970,000 shares of common stock outstanding by QSI on June 30, 2001).

            (1) Cuttyhunk owned 194,900 shares (3.3%)

            (2) Anegada owned 55,000 shares (0.9%)

            (3) GSC owned 68,500 shares (1.1%)

            (4) Tonga owned 223,400 shares (3.7%)

            (5) Pleiades owned 25,000 shares (0.4%)

         (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

         (c) A list of transactions in the past 60 days.

------------------------------------------------------------------------------
     Party           Date      Amount Bought      Price per      Where & How
                                   (Sold)           Share         Effected
------------------------------------------------------------------------------
Cuttyhunk       06/27/01                  900          12.00    Open market
------------------------------------------------------------------------------
Cuttyhunk       06/28/01                3,000          12.86    Open market
------------------------------------------------------------------------------
Cuttyhunk       06/29/01                1,200          13.00    Open market
------------------------------------------------------------------------------
Cuttyhunk       07/02/01                  900          12.95    Open market
------------------------------------------------------------------------------
Cuttyhunk       07/17/01                1,800          12.95    Open market
------------------------------------------------------------------------------
Anegada         06/27/01                  600          12.00    Open market
------------------------------------------------------------------------------
Anegada         06/28/01                1,400          12.86    Open market
------------------------------------------------------------------------------
Anegada         06/29/01                  600          13.00    Open market
------------------------------------------------------------------------------
Anegada         07/02/01                  600          12.95    Open market
------------------------------------------------------------------------------
Anegada         07/17/01                  500          12.95    Open market
------------------------------------------------------------------------------

Exhibit A
---------


------------------------------------------------------------------------------
Anegada         07/24/01                1,700          13.98    Open market
------------------------------------------------------------------------------
GSC             06/28/01                  400          12.86    Open market
------------------------------------------------------------------------------
GSC             06/29/01                  200          13.00    Open market
------------------------------------------------------------------------------
GSC             07/17/01                  500          12.95    Open market
------------------------------------------------------------------------------
GSC             07/24/01                1,800          13.98    Open market
------------------------------------------------------------------------------
Tonga           06/27/01                  900          12.00    Open market
------------------------------------------------------------------------------
Tonga           06/28/01                3,300          12.86    Open market
------------------------------------------------------------------------------
Tonga           06/29/01                1,400          13.00    Open market
------------------------------------------------------------------------------
Tonga           07/02/01                  900          12.95    Open market
------------------------------------------------------------------------------
Tonga           07/17/01                2,000          12.95    Open market
------------------------------------------------------------------------------
Tonga           07/24/01                6,300          13.98    Open market
------------------------------------------------------------------------------
Pleiades        06/27/01                  100          12.00    Open market
------------------------------------------------------------------------------
Pleiades        06/28/01                  400          12.86    Open market
------------------------------------------------------------------------------
Pleiades        06/29/01                  100          13.00    Open market
------------------------------------------------------------------------------
Pleiades        07/02/01                  100          12.95    Open market
------------------------------------------------------------------------------
Pleiades        07/17/01                  200          12.95    Open market
------------------------------------------------------------------------------
Pleiades        07/24/01                  700          13.98    Open market
------------------------------------------------------------------------------


         (d) Not Applicable

         (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for the Cuttyhunk, Anegada, GSC, Tonga, and Pleiades.

Item 7   Material to Be Filed as Exhibits

         Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 15, 2001
                              J. Carlo Cannell

                               /s/ Carlo Cannell
                              ---------------------------------------------
                              J. Carlo Cannell


                              Cannell Capital, LLC

                               /s/ Carlo Cannell
                              ---------------------------------------------
                              J. Carlo Cannell, Managing Member

Exhibit A
---------


                              The Anegada Fund, Limited

                               /s/ Carlo Cannell
                              ---------------------------------------------
                              J. Carlo Cannell, Managing Member
                              Cannell Capital, LLC, Investment Adviser


                              The Cuttyhunk Fund Limited

                               /s/ Carlo Cannell
                              ---------------------------------------------
                              J. Carlo Cannell, Managing Member
                              Cannell Capital, LLC, Investment Adviser


                              GS Cannell, LLC

                               /s/ Carlo Cannell
                              ---------------------------------------------
                              J. Carlo Cannell, Managing Member
                              Cannell Capital, LLC, Investment Adviser


                              Tonga Partners, L.P.

                               /s/ Carlo Cannell
                              ---------------------------------------------
                              J. Carlo Cannell, Managing Member
                              Cannell Capital, LLC, General Partner


                              Pleiades Investment Partners, LP

                               /s/ Carlo Cannell
                              ---------------------------------------------
                              J. Carlo Cannell, Managing Member
                              Cannell Capital, LLC, Investment Adviser